

12062372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-19273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **06/01/11** (MM/DD/YY) AND ENDING **05/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STOEVER GLASS & CO., INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 WALL STREET
(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL CARRIGG **(212) 952-1930**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 Fifth Avenue,	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

TIES AND EXCHANGE COMMISSION
RECEIVED
AUG 02 2012
RATIONS BRANCH

CHECK ONE:
- ■ Certified Public Accountant
- □ Public Accountant
- □ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Frederick J. Stoever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stoever Glass & Co., Inc.**, as of **MAY 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer
Title

Notary Public

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires May 4, 2014

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

STOEVER, GLASS & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2012

STOEVER, GLASS & CO., INC.
MAY 31, 2012

Table of Contents



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors
Stoever, Glass & Co., Inc.

We have audited the accompanying statement of financial condition of Stoever, Glass & Co., Inc. (the "Company") as of May 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stoever, Glass & Co., Inc. as of May 31, 2012, in conformity with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

July 27, 2012

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2012

ASSETS

Cash	$ 4,238,314
Cash segregated under federal and other regulations	49,900
Receivable from brokers and dealers	83,482
Receivables from customers	6,894,229
Securities owned, at fair value (pledged as collateral)	6,460,295
Interest receivable	51,991
Prepaid income taxes	183,509
Furniture, fixtures and equipment, less accumulated depreciation of $403,416	37,977
Other assets	132,710
TOTAL ASSETS	$ 18,132,407

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Loan payable - bank	$ 3,000,000
Payable to brokers and dealers	3,084,109
Accounts payable and accrued expenses	316,228
Due to customers	1,097,265
Loan payable to stockholder	3,000,000
Total liabilities	10,497,602
Commitments and contingencies (Notes 5, 9 and 10)	
Stockholders' equity:	
Common stock - $10 par value; 1,000 shares authorized, 500 shares issued	5,000
Additional paid-in capital	139,678
Retained earnings	7,705,307
	7,849,985
Less: treasury stock - 50 shares, at cost	(215,180)
Total stockholders' equity	7,634,805
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 18,132,407

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION AND OPERATIONS

Stoever, Glass & Co., Inc. (the "Company"), a New York corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company executes and clears trades primarily in state and municipal obligations and corporate debt securities, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently adopted accounting pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, *"Fair Value Measurements and Disclosures" (Topic 820) - Improving Disclosures about Fair Value Measurements."* ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. Certain of these disclosure requirements became effective for the Company beginning June 1, 2010, while others became effective for the Company beginning June 1, 2011. Since these amended principles require only additional disclosures concerning fair value measurements, adoption did not affect the Company's financial condition.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customer securities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Securities are recorded at fair value in accordance with GAAP.

Revenue recognition

Principal transactions are recorded on a trade-date basis as securities transactions occur.

Receivables from customers

Receivables from customers generally consist of collateralized transactions. Receivables from customers are accounted for at cost net of estimated uncollectible amounts, which generally approximates fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

The Company follows the guidance in FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost. Depreciation for furniture, fixtures and equipment is recorded on a straight-line basis using a maximum life of five years.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)
The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Subsequent events
The Company has evaluated events and transactions occurring after the date of the statement of financial condition through July 27, 2012, and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.

NOTE 3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash in the amount of $49,900 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC. This balance is in excess of what is required of the Company at May 31, 2012.

NOTE 4. FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of May 31, 2012:

	Level 1	Level 2	Level 3	Total	Valuation technique
State and municipal bonds	$ -	$ 6,243,154	$ -	$ 6,243,154	(a)
Corporate bonds	-	217,141	-	217,141	(a)
Total bonds owned	$ -	$ 6,460,295	$ -	$ 6,460,295	

State and municipal bonds and corporate bonds owned are included in Level 2 of the fair value hierarchy due to their limited market activity. The valuation technique is a market approach that includes prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

NOTE 4. FAIR VALUE MEASUREMENTS (CONTINUED)

During the year ended May 31, 2012, there were no transfers between levels of the fair value hierarchy.

NOTE 5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company will hold positions of securities sold but not yet purchased. At those times the Company will be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at the fair values of the related securities and will incur a loss if the market value of the securities subsequently increases prior to the Company "closing" its position. At May 31, 2012, there were no positions of securities sold but not yet purchased.

The Company's financing and securities settlement activities require the Company to pledge proprietary and/or unpaid customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring either the infusion of additional collateral or the reduction of securities positions, where necessary. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Included in receivable from and payable to broker-dealers are amounts payable and receivable upon receipt or delivery of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market at prices different from contract value. The Company monitors the credit standing of each broker and clearing organization with which it conducts business and requires deposits and additional collateral, when necessary.

NOTE 6. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS

At May 31, 2012, amounts receivable from and payable to broker-dealers consisted of the following:

	Receivable	Payable
Securities trades pending settlement, net	$ -	$ 2,834,753
Securities failed to receive	-	249,356
Securities failed to deliver	83,482	-
	$ 83,482	$ 3,084,109

NOTE 7. CONCENTRATION OF CREDIT RISK

The Company provides brokerage, clearance, financing, and related services to a diverse customer base primarily in the United States, including institutional and individual investors and brokers and dealers. The Company's exposure to credit risk associated with these transactions is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing customer and market conditions.

The Company places substantially all of its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with a major financial institution.

NOTE 8. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at May 31, 2012:

Equipment	$ 381,275
Furniture and fixtures	74,049
	455,324
Less: accumulated depreciation	(417,347)
Furniture, fixtures and equipment, net	$ 37,977

NOTE 9. LOAN PAYABLE - BANK

The Company is obligated under an uncommitted line of credit (broker loan) that amounted to $3,000,000 at May 31, 2012. Amounts advanced under the broker loan bear interest at a fluctuating rate based on the broker call rates (1.40% at May 31, 2012). The loan can be withdrawn at any time at the lender's discretion. The loan is fully collateralized by all securities owned by the Company.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company conducts its operations from an office that is leased under a noncancelable operating lease expiring on July 31, 2017. At May 31, 2012, future minimum annual lease commitments under all operating leases are as follows:

Year ending May 31:	
2013	$ 222,904
2014	222,904
2015	243,168
2016	243,168
2017	243,168
Thereafter	40,528
	$ 1,215,840

In April 2012, the Company received a notification from FINRA stating that, based on a review of the Company's trading activity in the fourth quarter of 2008 (the "Review Period"), FINRA had made a preliminary determination, with respect to six (6) trades executed by the Company during the Review Period, it was FINRA's judgment that the pricing for these trades was not consistent with the rules and/or regulations promulgated by the Municipal Securities Rulemaking Board ("MSRB"). The Company responded to FINRA in a letter dated May 9, 2012, in which the Company provided support in defense of five (5) of the six (6) priced transactions and stated that its pricing

NOTE 10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

policies, during the Review Period, were fair and reasonable and consistent with MSRB's rules and regulations. As of July 27, 2012, no specific charges or claims relating to this matter have been made. Management believes that adequate provision for the matter has been recorded in 2012 and that the resolution of the matter will not have a material impact on the Company's statement of financial condition.

The Company is subject to various other legal, regulatory, and other proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's statement of financial condition.

NOTE 11. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. With few exceptions, the Company is no longer subject to federal, state or local income tax examinations by taxing authorities for years before 2009.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense, and penalties in operating expenses.

NOTE 12. EMPLOYEE RETIREMENT PLANS

Substantially all of the Company's employees may elect to defer a portion of their annual compensation pursuant to the Company-sponsored 401(k) tax-deferred savings plans. The Company also has a defined contribution profit-sharing plan.

NOTE 13. RELATED-PARTY TRANSACTIONS

At May 31, 2012, the Company was indebted to its principal stockholder pursuant to a demand note payable in the amount of $3,000,000. The loan is unsecured and bears interest at 4% per annum.

NOTE 14. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day. At May 31, 2012, the Company had net capital of approximately $6,898,000, which was $6,599,000 in excess of its minimum net capital requirement of $299,000. The Company's percentage of aggregate indebtedness to net capital was 65% as of May 31, 2012. In addition, the Company is required to maintain a minimum net capital of $1,000,000 pursuant to its arrangement with The Depository Trust & Clearing Corporation.